

Mail Stop 4561

December 8, 2008

Joseph M. Murphy
President & Chief Executive Officer
Bar Harbor Bankshares
82 Main Street
Bar Harbor, ME 04609

   Re: Bar Harbor Bankshares
     Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
     Filed November 25, 2008
     File No. 001-13349

Dear Mr. Murphy:

   We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

        Sincerely,

        Kathryn McHale
        Staff Attorney